                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE, 2000




                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

        Form 20-F      X                   Form 40-F
                   ---------                          ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                            No     X
                  ---------                     ---------

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                               PETSEC ENERGY LTD
                                ACN 000 602 700


17 June 2000

               PETSEC ENERGY INC REACHES AGREEMENT WITH CREDITORS

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY) today announced that its wholly owned USA subsidiary, Petsec Energy Inc., has reached agreement with the unsecured creditors committee to sell Petsec Energy Inc. or all of its assets. The unsecured creditors committee was appointed following the Chapter 11 filing by Petsec Energy Inc. on April 13, 2000. Subject to approval by the Bankruptcy Court presiding over Petsec Energy Inc.'s Chapter 11 proceedings, Houlihan Lokey Howard & Zukin Capital, L.P. will be managing the divestiture process for Petsec Energy Inc. and the unsecured creditors committee.

Houlihan Lokey will be distributing an information memorandum describing the assets of Petsec Energy Inc. to potential interested parties. All sale transactions will be subject to the approval of the Bankruptcy Court.

Petsec Energy Inc. anticipates filing a Plan of Reorganisation which contemplates an agreed distribution of the sale proceeds to the creditors, the equity owner and certain of Petsec Energy Inc.'s senior management team in the USA. A copy of the term sheet which sets out the contemplated distribution follows.

Petsec is an independent oil and gas exploration and production company operating in the shallow waters of the US Gulf of Mexico. The Company's corporate office is in Sydney, Australia. Field operations are managed in the US from Lafayette, Louisiana.

All inquiries concerning the divestiture of Petsec Energy Inc.'s assets should be directed to the following professionals at Houlihan Lokey:

Andrew B. Miller, Managing Director
Matthew R. Niemann, Vice President
Brett A. Lowrey, Associate
Houlihan Lokey Howard & Zukin Capital, L.P.
(310) 553-8871 (phone)
(310) 553-4024 (fax)
1930 Century Park West
Los Angeles, CA 90067-6802

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All other inquiries concerning Petsec should be directed to:

In Australia:                              In USA:

Terry Fern, Managing Director              Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                          Petsec Energy Ltd
(61) 2 9247 4605 (phone)                   (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                     (337) 989 7271 (fax)
Level 13, Gold Fields House                143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000           Lafayette, Louisiana 70503-3402

   Company information is available at Petsec's website http://www.petsec.com
                                                        ---------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and
     Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable ssumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                               PETSEC ENERGY INC.

                     Term Sheet for Plan of Reorganization

                                 June 16, 2000

I.       Parties to Term Sheet

             Petsec (USA) Inc. ("PUSA")
             Petsec Energy Inc. ("Petsec")
             Undersigned holders of the 9 1/2% Senior Notes due 2007
             (the "Notes") issued by Petsec
             Senior Management of Petsec
             The Official Committee of Unsecured Creditors (the "Committee") of Petsec

II.      Framework

Petsec and/or all the assets of Petsec will be sold as promptly as practicable. During the sale process, Petsec will, in accordance with a budget (the "Budget") agreed to by Petsec, the Committee and Foothill Capital Corporation ("Foothill"), (a) continue to operate its business in the ordinary course, including managing its trade accounts payable in the ordinary course consistent with past practice and (b) make capital expenditures necessary to preserve the value of Petsec's assets. The process, timing and budget for the marketing and sale of Petsec and/or its assets (the "Marketing Process") shall be agreed to by Petsec and the Committee. The net proceeds of all sales of Petsec assets after payment in full of Petsec's obligations to Foothill and amounts necessary to assume and assign any contracts or leases related to the assets sold and in excess of the amounts necessary to operate Petsec in accordance with the Budget shall be deposited in an interest-bearing escrow account, which proceeds shall not be used by Petsec without the consent of the Committee or an order of the Bankruptcy Court.

III.     Sale Terms

         a. Any sale of Petsec or any of its assets shall be subject to the consent of the Committee. Acceptance of a bid for consideration other than cash that does not include sufficient cash to pay the Foothill Debt, priority claims and the Carve-Out Amounts contemplated hereby will also require the consent of Petsec, PUSA and Senior Management.

         b. Houlihan Lokey Howard & Zukin Capital, L.P. ("HLHZ") shall serve as the transaction broker (the "Transaction Broker") subject to being terminated by Petsec as provided in the following sentence. Provided that (i) Petsec files a plan which incorporates the terms of the Term Sheet and in no way materially impairs the rights accorded the holders of the Notes (the "Noteholders") under the Term Sheet; and (ii) Petsec (w) circulates a draft of such plan to the Committee and its advisors on or before May 26, 2000; (x) circulates a draft of the disclosure statement to such plan (the "Disclosure Statement") to the Committee and its advisors on or before June 5, 2000; (y) files such Plan and Disclosure Statement with the Court on or before June 30, 2000; and (z) seeks to obtain a hearing on the Disclosure Statement, which hearing shall occur on or before July 31, 2000, then, so long as Petsec satisfies its obligations under clauses (i) and
                  (ii) hereinabove set forth, Petsec may, at its option, terminate HLHZ as the Transaction Broker if, on or before the earlier of (i) forty-five days after the entry of a final order approving the adequacy of the

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                  Disclosure Statement or (ii) the date for submission of
                  ballots on the Plan, HLHZ fails to procure in writing, binding commitments to vote to accept the Plan of at least two-thirds in amount and more than one-half in number of the claims held by the Noteholders that vote to accept or reject the Plan.

         c. Petsec and the Committee will jointly implement the sale in accordance with the Marketing Process incorporating the economic terms set forth herein relative to the allocation of sales proceeds.

IV.      Distribution of Sales Proceeds

The proceeds of the sale of Petsec and/or its assets shall be distributed in the following order of priority:

a.       The Foothill Debt;

b. Transaction costs, contract and lease assumption costs and claims having priority over the Noteholders' claims (including (i) claims of Petsec's senior management (the "Senior Management")1 for severance benefits under their employment agreements or otherwise in an aggregate amount not to exceed $491,303 (the "Guaranteed Payment") which together with the Incentive Payment (as defined below) shall constitute payment in full for any and all severance or related claims asserted or assertable by Senior Management); (ii) claims of Petsec employees (including Senior Management) for accrued and unpaid vacation pay in an amount set out on Exhibit J of the Employee Motion (as defined below); (iii) claims of Petsec employees (exclusive of Senior Management) payable in accordance with the Petsec Energy Inc. Year 2000 Severance Plan (the "Employee Severance"); and (iv) reasonable professional fee claims of Akin, Gump, Strauss, Hauer & Feld, L.L.P.; Vinson & Elkins L.L.P.; HLHZ; and Gordian Group, L.P. ("Gordian Group"), provided however, that Petsec's engagement letter with Gordian Group shall be amended in accordance with Exhibit A hereto. To the extent any of the amounts for the Guaranteed Payment and/or Employee Severance are not paid, such amount shall be available for distribution to Petsec's creditors, PUSA and the PUSA and Senior Management Carve-Out Amounts in accordance with the terms set forth herein.

c. To the extent not paid pursuant to paragraph IV.b. hereof, all priority tax claims in cash in full in the ordinary course or as otherwise required by applicable law.

d.       Payment to the following on a pari passu basis:

         (i) the Noteholders , including all interest, fees and expenses accrued as of the petition date (who will carve out a portion of the Noteholders' recoveries in accordance with the "Carve-Out Agreement" described below);

         (ii) all other unsecured claims on par with the Noteholders;(2)

------------------
1 Senior Management shall be defined to include only John T. Bellatti, Howard H. Wilson, William R. Sack, James E. Slatten, III, and Ross A. Keogh. 2 The Petsec Plan of Reorganization shall provide for an administrative convenience class in the amount of up to $5000 per unsecured claim.

e. The Noteholders in an amount equal to any amounts carved out of Noteholders' recoveries under the Carve-Out Agreement;

f.       The holder of the subordinated shareholder loan; and

g.       The holder of equity interests in Petsec.

V.       Carve-Out Agreement

a. The Noteholders agree to carve out from their recovery and allow Petsec to pay to PUSA and the Senior Management, as applicable, amounts (the "Carve-Out Amounts") representing the following percentages of the actual distributions payable to the Noteholders in the bankruptcy case (the "Recovery"); provided however, that the costs incurred in connection with the prosecution of, and the proceeds of, any claims asserted or assertable by the Debtor or the Committee under Chapter 5 of the United States Bankruptcy Code (or similar state law cause of action) shall be excluded from the calculation of the Recovery for purposes of determining the Carve-Out Amounts. PUSA may retain its portion of the Carve-Out Amounts on account of its equity interest in Petsec (the "Equity Claim") or its subordinated shareholder loan (the "Shareholder Loan Claim").

     ---------------------------------------------------------------------------------------------------------------
     Noteholders' Recovery             PUSA Carve-Out Amounts                     Senior ManagementCarve-Out Amounts
     ===============================================================================================================

     Less than $60 Million             3.375% of Recovery                         1.375% of Recovery
     ---------------------------------------------------------------------------------------------------------------
     $60 to less than $70 Million      Above, plus 6.375% of Recovery  from       Above, plus 1.375% of Recovery
                                       $60 to $70 Million                         from $60 to $70 Million
     ---------------------------------------------------------------------------------------------------------------
     $70 to less than $80 Million      Above, plus 9.375% of Recovery  from       Above, plus 1.375% of Recovery
                                       $70 to $80 Million                         from $70 to $80 Million
     ---------------------------------------------------------------------------------------------------------------
     $80 to less than $90 Million      Above, plus 12.375% of Recovery from       Above, plus 1.375% of Recovery
                                       $80 to $90 Million                         from $80 to $90 Million
     ---------------------------------------------------------------------------------------------------------------
     $90 to less than $100 Million     Above, plus 15.375% of Recovery from       Above, plus 1.375% of Recovery
                                       $90 to $100 Million                        from $90 to $100 Million
     ---------------------------------------------------------------------------------------------------------------
     $100 Million to 100%  Recovery    Above, plus 18.375% of Recovery from       Above, plus 1.375% from $100
                                       $100 Million to 100% Recovery              million to 100% Recovery
     ---------------------------------------------------------------------------------------------------------------

b. The Senior Management Carve-Out Amount shall be allocated as incentive payments (the "Incentive Payments") among the Senior Managers in accordance with the percentages set forth on Exhibit I to the Employee Motion. Guaranteed Payment, accrued vacation, and the Incentive Payment shall be payable in accordance with the Motion for Authority to Continue Year 2000 Severance Plan and Vacation Policy, To Assume Modified Key Employment Agreements and Approve Management Incentive Plan (the "Employee Motion"), substantially in form as filed by Petsec with the Bankruptcy Court on May 5, 2000. The relief requested in the Employee Motion shall be approved by a separate, signed order of the Bankruptcy Court on the same date that HLHZ is appointed as Transaction Broker.

c. Provided that the Transaction Broker's terms of engagement contain similar time-based incentives, the foregoing PUSA and Senior Management Carve-Out Amounts shall be increased or decreased as follows:

         (i)If one or more purchase and sale agreements or similar transaction agreements is entered into for the sale or transfer of Petsec or any of its assets after January 18, 2000, but on or before September 15, 2000 (and such agreement or agreements close on or before October

         30, 2000), the PUSA and Senior Management Carve-Out Amounts shall be increased by 20% with respect to that portion of the aggregate gross consideration attributable to the assets transferred pursuant to such agreement or agreements or any topping offers that are received in respect of the underlying assets (the "Pre-September 15th Gross Consideration") as it relates to the total aggregate gross consideration received for all of Petsec and/or its assets (the "Total Aggregate Gross Consideration"). The calculation of the foregoing is as follows: (PUSA and Senior Management Carve-Out Amounts) x (1.20) x (Pre-September 15th Gross Consideration / Total Aggregate Gross Consideration).

         (ii)If one or more purchase and sale agreements or similar transaction agreements is entered into for the sale or transfer of Petsec or any of its assets after September 15, 2000, but on or before December 15, 2000 (and such agreement or agreements close on or before January 31, 2001), then the PUSA and Senior Management Carve-Out Amounts shall not be adjusted under this Paragraph with respect to that portion of the aggregate gross consideration attributable to the assets transferred pursuant to such agreement or agreements or any topping offers that are received in respect of the underlying assets.

         (iii)If one or more purchase and sale agreements or similar transaction agreements is entered into for the sale or transfer of Petsec or any of its assets after December 15, 2000, the PUSA and Senior Management Carve-Out Amounts shall be decreased by 20% with respect to that portion of the aggregate gross consideration attributable to the assets transferred pursuant to such agreement or agreements or any topping offers that are received in respect of the underlying assets (the "Post-December 15th Gross Consideration") as it relates to the Total Aggregate Gross Consideration. The calculation of the foregoing is as follows: (PUSA and Senior Management Carve-Out Amounts) x (0.80) x (Post-December 15th Gross Consideration/Total Aggregate Gross Consideration). This clause shall not apply in the event a "reasonable" written sale offer is received prior to December 15, 2000, but rejected by the Committee. A written offer shall be deemed "reasonable" only if the asset or assets subject to such offer are subsequently sold at a price that is equal to or less than the price contained in the rejected offer.


d. The Shareholder Loan Claim and the Equity Claim shall be satisfied out of the PUSA Carve-Out Amount and any deficiencies on such claims shall be subordinate to the claims of Noteholders. To the extent that such claims are paid on or after January 18, 2000 from sources other than the PUSA Carve-Out Amount, the PUSA Carve-Out Amount shall be reduced on a dollar-for-dollar basis.


VI.      Implementation

         Petsec and the Committee will use their best efforts to implement the Marketing Process as promptly as practicable as contemplated hereby. Petsec also will file a plan of reorganization (the "Plan") and, if necessary or required by the buyer, a Section 363 Sale Motion as promptly as practicable. The Plan will provide for the distribution of the sale proceeds in accordance with the terms set forth above save and except the payment of funds contemplated in the Employee Motion which shall be covered by a separate order of the Bankruptcy Court.

                                   EXHIBIT A

                                       TO

                     TERM SHEET FOR PLAN OF REORGANIZATION

         Gordian Group's engagement letter dated October 15, 1999 (the "Engagement Letter), shall be modified in the following respects:

         1. Gordian Group shall waive any Additional Fees relating to any Financial Transaction consummated after February 1, 2000.

         2. Gordian Group shall be approved as Petsec's financial advisor for the duration of Petsec's Chapter 11 bankruptcy case.

         3. Petsec's estate's obligation to pay Gordian Group's fees and expenses shall be the longer of (a) three (3) months or (b) such period as may be required by Petsec's DIP/cash collateral lender as a condition of lending in Chapter 11, but in no event shall the estate's obligation for Gordian's fees be less than $195,000. Subject to the limitation on the estate's obligation to pay Gordian Group's fees set forth in the preceding sentence, Gordian Group shall continue to be paid $65,000 per month provided that the total payments to Gordian Group under the Engagement Letter shall not exceed $1,500,000.

                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

19 June 2000

              PETSEC ENERGY INC. REACHES AGREEMENT WITH CREDITORS

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY) announced on 17 June, 2000 that its wholly owned US subsidiary, Petsec Energy Inc. ("PEI") had reached agreement with the unsecured creditors committee to sell PEI or all of its assets. The unsecured creditors committee was appointed following the Chapter 11 filing by PEI on 13 April, 2000. Subject to approval by the US Bankruptcy Court presiding over PEI's Chapter 11 proceedings, Houlihan Lokey Howard & Zukin Capital, L.P. will be managing the divestiture process for PEI and the unsecured creditors committee. PEI will continue to manage its operations through the sales process.

PEI anticipates it will file a Plan of Reorganisation with the US Court in the near future, which will incorporate the terms of the distribution of the sale proceeds to the creditors, Petsec Energy Ltd and certain of PEI's senior management team in the USA. On acceptance of the Plan of Reorganisation by the Court, the agreement will be confirmed. On completion of this process, expected within the current year to 31 December 2000, the PEI assets and debt will be removed from the Petsec Energy Ltd consolidated balance sheet, with a positive effect on shareholders' equity.

There is no recourse to Petsec Energy Ltd under the terms of PEI's secured and subordinated debt documentation. Petsec Energy Ltd's assets, apart from PEI, include approximately A$26 million in cash.

Once the Plan of Reorganisation has been confirmed by the Court, Petsec Energy Ltd will be in a position to deploy its financial resources to begin rebuilding the Company.

All inquiries concerning Petsec should be directed to:


In Australia:                               In USA:

Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (337) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000            Lafayette, Louisiana 70503-3402

 Company information is available at Petsec's website http://www.petsec.com.au
                                                      ------------------------

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and
     Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETSEC ENERGY LTD



Date: June 19, 2000                             By: /s/Ross A. Keogh
                                                    ------------------------
                                                Name:  Ross A. Keogh
                                                Title: Chief Financial Officer